

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2018

C. Dan Black
Chief Legal Officer
Vivint Solar, Inc.
1800 West Ashton Blvd.
Lehi, Utah 84043

      Re: Vivint Solar, Inc.
           Registration Statement on Form S-3
           Filed August 24, 2018
           File No. 333-227014

Dear Mr. Black:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction